# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEST SPAC I Acquisition Corp., CIK 0002051587
CUSIP: G1069P103
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051637

## Reporting persons
- BEST SPAC I (Holdings) Corp.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,652,000; sole dispositive power 0; shared dispositive power 1,652,000; aggregate amount beneficially owned 1,652,000 (22.3% of the class)
  Comment: The 1,652,000 shares referred to in Rows 6, 8 and 9 includes the Issuer's Class B ordinary shares with no par value ("Class B Ordinary Shares") which are automatically convertible into the Issuer's Class A ordinary shares with no par value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333- 286237). Mr. Yun Chen and Mr. Kam Chi Kin share voting and dispositive power over the securities held of record by BEST SPAC I (Holdings) Corp. The percentage in Row 11 is based on 6,024,500 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 1,375,000 Class B Ordinary Shares issued and outstanding as of July 30, 2025.
- Yun Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,652,000; sole dispositive power 0; shared dispositive power 1,652,000; aggregate amount beneficially owned 1,652,000 (22.3% of the class)
  Comment: The 1,652,000 shares referred to in Rows 6, 8 and 9 includes the Issuer's Class B Ordinary Shares which are automatically convertible into the Issuer's Class A Ordinary Shares immediately following the Issuer's Business Combination and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333- 286237). Mr. Yun Chen and Mr. Kam Chi Kin share voting and dispositive power over the securities held of record by BEST SPAC I (Holdings) Corp. The percentage in Row 11 is based on 6,024,500 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 1,375,000 Class B Ordinary Shares issued and outstanding as of July 30, 2025.
- Kam Chi Kin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,652,000; sole dispositive power 0; shared dispositive power 1,652,000; aggregate amount beneficially owned 1,652,000 (22.3% of the class)
  Comment: The 1,652,000 shares referred to in Rows 6, 8 and 9 includes both the Issuer's Class B Ordinary Shares which are automatically convertible into the Issuer's Class A Ordinary Shares immediately following the Issuer's Business Combination and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333- 286237). Mr. Yun Chen and Mr. Kam Chi Kin share voting and dispositive power over the securities held of record by BEST SPAC I (Holdings) Corp. The percentage in Row 11 is based on 6,024,500 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 1,375,000 Class B Ordinary Shares issued and outstanding as of July 30, 2025.

## Item 1. Issuer
Name of issuer: BEST SPAC I Acquisition Corp.
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong

## Item 2. Person Filing
Name of person filing: BEST SPAC I (Holdings) Corp., Yun Chen and Kam Chi Kin (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong
Citizenship: BEST SPAC I (Holdings) Corp. is a British Virgin Islands company. Yun Chen is a citizen of the People's Republic of China. Kam Chi Kin is a citizen of Macau, China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 30, 2025, the Reporting Persons may be deemed to beneficially own 1,652,000 of the Issuer's Class A Ordinary Shares and Class B Ordinary Shares. BEST SPAC I (Holdings) Corp. is the record holder of the ordinary shares reported herein. Mr. Yun Chen is the sole director of BEST SPAC I (Holdings) Corp. and directs its day-to-day operations. Mr. Kam Chi Kin and Mr. Yun Chen share voting and dispositive power with respect to the securities held of record by BEST SPAC I (Holdings) Corp., and they may be deemed the beneficial owners of the securities held by BEST SPAC I (Holdings) Corp. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 1,652,000of the Issuer's Class A Ordinary Shares and Class B Ordinary Shares owned by the Reporting Persons constitute 22.3% of the total number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-286237). The percentage of the total ordinary shares held is based on 6,024,500 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 1,375,000 Class B Ordinary Shares issued and outstanding as of July 30, 2025, assuming the conversion of all Class B Ordinary Shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,652,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,652,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST Exhibit A Joint Filing Agreement, dated as of August 1, 2025.

## Signatures
- BEST SPAC I (Holdings) Corp.: /s/ Yun Chen, Yun Chen/Director (08/01/2025)
- Yun Chen: /s/ Yun Chen, Yun Chen/Individual (08/01/2025)
- Kam Chi Kin: /s/ Kam Chi Kin, Kam Chi Kin/Individual (08/01/2025)